LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222       Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com

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For Immediate release

                    LMS ANNOUNCES FALL 2005 MARKET LAUNCH OF
                              CALM SHOULDER SCREEN

MONTREAL, QUEBEC, SEPTEMBER 6, 2005 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management), today announced it will be making CALM Shoulder
Screen, its newest risk management tool focusing on the prediction of severe shoulder dystocia, available through a web offering this fall. A key obstetrical challenge, shoulder dystocia has, to date, been traditionally considered an unpredictable emergency occurring during childbirth.

Over 30,000 babies a year are delivered with this condition in the United
States. When associated with neonatal injury, it is a common source of litigation. Failure to adequately predict and/or communicate the risk of shoulder dystocia or injury is often alleged. A closed claim review of cases with severe shoulder dystocia performed using this screening tool indicated that a sizable portion of cases could be predicted with a relatively small increase in the rate of cesarean. Detection rates as low as 30% would represent multi-million dollar savings annually to healthcare system participants, hospitals, physicians and insurers.

"Clinical and risk management challenges in the specialty have prompted LMS to accelerate the availability of CALM Shoulder Screen" said Dr. Emily Hamilton, founder and VP of medical research of LMS. "The accessibility and ease of use via the internet will enable hospitals and physicians to work together to improve outcomes and increase patient safety."

Patent submissions in major world jurisdictions have been deposited for CALM
Shoulder Screen.

ABOUT LMS: LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer
Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

For further information please contact:     Andrea Miller, Communications
                        LMS Medical Systems Inc.
                        Tel:           (514) 488-3461 Ext. 222
                        Fax:           (514) 488-1880
                        E-mail         investor@lmsmedical.com
                        Website:     www.lmsmedical.com

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.